China Cord Blood Corporation Reports
Financial Results for the Fourth Quarter and Full Year of Fiscal 2011

4Q11 Revenue Up 33.7% YOY to RMB94.7 Million
4Q11 Net Income Attributable to Shareholders Up 62.8% YOY to RMB26.3 Million
FY2011 Revenue Up 29.8% YOY to RMB339.5 Million
FY2011 Total Subscriber Sign-ups Reached 185,830
Conference Call to be held Monday, June 13, 2011 at 8 am ET

HONG KONG, China, June 10, 2011 -- China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced preliminary unaudited financial results for the fourth quarter and fiscal year of 2011, which ended March 31, 2011.

Fourth Quarter of Fiscal 2011 Highlights

•	Revenue in the fourth quarter of fiscal 2011 increased 33.7% to RMB94.7 million ($14.5 million) from RMB70.8 million in the fourth quarter of fiscal 2010.
•	New subscriber sign-ups reached 15,641 during the quarter.
•	Gross profit increased 34.1% to RMB74.7 million ($11.4 million) from RMB55.7 million from the prior year period.
•	Gross margin reached 78.9%, comparing to 78.7% for the prior year period.
•	Operating income increased 46.3% to RMB36.4 million ($5.6 million) from RMB24.9 million in the prior year period.
•	Net income attributable to shareholders increased 62.8% to RMB26.3 million ($4.0 million) from RMB16.1 million in the prior year period.

Fiscal Year 2011 Highlights

•	Revenue for fiscal 2011 increased 29.8% to RMB339.5 million ($51.9 million) from RMB261.5 million last year.
•	New subscriber sign-ups grew 24.9% to 56,518 from 45,252 in fiscal 2010.
•	Gross profit increased 33.9% to RMB262.2 million ($40.0 million) from RMB195.8 million in fiscal 2010.
•	Gross margin continued to expand to 77.2% from 74.9% in fiscal 2010.
•	Operating income increased 27.4% to RMB123.8 million ($18.9 million) from RMB97.2 million in fiscal 2010.
•	Net income attributable to shareholders increased 86.5% to RMB91.7 million ($14.0 million) from RMB49.2 million in fiscal 2010.

“We achieved a triumph in the fiscal year of 2011 with impressive operational and financial performance at our Beijing and Guangdong operations,” stated Ms. Ting Zheng, Chairperson and Chief Executive Officer of China Cord Blood Corporation.  “Our strong revenue growth for the year demonstrates the effectiveness of our promotion initiatives, which led to deepening penetration in our operating regions and continued growth in our total subscriber number.  Furthermore, we are also encouraged by the ongoing margin expansion in our business, which speaks to our management team’s operational execution abilities, the successful roll-out of our market development strategies, and the success of our brand-building efforts.”

Ms. Zheng continued, “We are the exclusive cord blood banking operator in Beijing, Guangdong and Zhejiang with access to a vast addressable market of an estimated 1.8 million newborns per year.  We have already made significant progress and fully intend to continue to deepen our penetration into these untapped and lucrative markets with new initiatives.  For example, by rebranding our services as ‘premium personalized healthcare services,’ we believe that we will be able to better target our key potential subscribers, the expanding middle-class in China, which should in turn further increase our penetration rate among high-income earners and strengthen our subscriber base.”

Summary – The Quarter and Fiscal Year Ended March 31, 2010 and 2011

	Three Months Ended			Twelve Months Ended
	March 31,			March 31,
	2010	2011		2010	2011
	RMB(‘000)	RMB(‘000)	USD(‘000)	RMB(‘000)	RMB(‘000)	USD(‘000)
Revenue	70,806	94,671	14,457	261,536	339,532	51,850
Gross Profit	55,691	74,670	11,403	195,806	262,156	40,034
Operating Income	24,901	36,429	5,563	97,193	123,819	18,909
Net Income Attributable to Shareholders	16,129	26,259	4,010	49,177	91,703	14,004
EPS Attributable to Ordinary Shares
– Basic (RMB/USD)	0.24	0.35	0.05	0.82	1.31	0.20

Revenue Breakdown (%)
Processing Fee	78.3%	78.8%		81.5%	79.1%
Storage Fee	21.7%	21.2%		18.5%	20.9%

New Subscribers (persons)	11,729	15,641		45,252	56,518
Accumulated Total Number of Subscribers (persons)	129,312	185,830		129,312	185,830

Fourth Quarter Fiscal 2011 Financial Results

REVENUE.  In the fourth quarter of fiscal 2011, revenue increased by 33.7% to RMB94.7 million ($14.5 million) from RMB70.8 million in the same period last year.  This strong growth was driven by the Company’s growing subscriber base, as well as effective strategies to improve the revenue structure.  Revenue from processing fees increased by 34.5% to RMB74.6 million ($11.4 million) from RMB55.5 million in the prior year period, as a result of the 15,641 new subscriber sign-ups this quarter, a 33.4% increase in new subscriber sign-ups from the prior year period.  Revenue from storage fees increased to RMB20.1 million ($3.1 million) from RMB15.3 million, accounting for 21.2% of the total fourth quarter revenue, compared to 21.7% in the same period last year.  The Company’s accumulated subscriber base rose to 185,830 driven by strong demand from Beijing and Guangdong markets.

GROSS PROFIT.  Gross profit in the fourth quarter increased 34.1% to RMB74.7 million ($11.4 million) from RMB55.7 million in the prior year period.  Gross margin has improved in line with historical trends, and has reached 78.9%.

OPERATING INCOME.  Operating income for the fourth quarter increased 46.3% to RMB36.4 million ($5.6 million) from RMB24.9 million in the same period last year, driven by economies of scale, successful cost control measures and an increase in new subscriber numbers.  Operating margin rose 330 basis points to 38.5% from 35.2% in the prior year period.  Depreciation and amortization expenses for the fourth quarter were RMB6.5 million ($1.0 million).

Research and Development Expense.  Research and development expense was RMB1.7 million ($0.3 million), demonstrating the Company’s continued commitment to enhancing operating efficiency through technological improvements.

Sales and Marketing Expense.  Sales and marketing expense increased 5.7% to RMB13.3 million ($2.0 million) from RMB12.6 million in the prior year period, as a result of continuous marketing and promotional activities in Beijing Municipality and Guangdong Province.  Sales and marketing expense accounted for 14.0% of revenue.

General and Administrative Expense.  General and administrative expenses were RMB23.3 million ($3.6 million), compared to RMB12.4 million in the prior year period.  General and administrative expenses as a percentage of revenue was 24.6%, compared to 17.5% during the prior year period.

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS.  Net income attributable to shareholders for the fourth quarter of fiscal 2011 rose 62.8% to RMB26.3 million ($4.0 million) from RMB16.1 million for the prior year period.  Net margin for the fourth quarter of fiscal 2011 rose to a new record of 27.7% from 22.8% in the fourth quarter of fiscal 2010.  Basic earnings per share in the fourth quarter of fiscal 2011 were RMB0.35 ($0.05).

LIQUIDITY. As of March 31, 2011, the Company had cash and cash equivalents of RMB611.4 million ($93.4 million), compared to RMB280.8 million as of March 31, 2010.  The Company had total debt of RMB45.0 million ($6.9 million) as of March 31, 2011.

“As we established our solid presence in Beijing and Guangdong, we successfully developed a reputable and quality brand,” Ms. Zheng stated. “In order to capture even greater future growth, we have chosen to shift our operational focus towards implementing a more favorable payment structure and providing higher quality services, which should also further enhance our cashflow generating capabilities.  The management team believes that this is an appropriate time to readjust our processing fee from RMB5,000 to RMB5,800 effective for new transactions in fiscal 2012 to fit the booming economy and rising affordability in China.  This marks the first upward pricing adjustment for our processing fee since 2003.  We believe that this new structure is not only better aligned with our new, premium-quality strategy, but also will significantly enhance our return per subscriber.  This will enable us to optimize our cash and liquidity positions while further enhancing our long-term profitability and ability to generate sustainable returns. We are also extremely excited about the prospects of our recently established Zhejiang subsidiary, which we expect to become another driving force behind our future growth.”

Ms. Zheng concluded, “Moving forward, we will continue to deepen our market penetration in existing markets and actively pursue emerging opportunities to expand to new and untapped regions, while formulating the best strategies to execute our corporate development goals.  We are confident that our efforts will continue to drive strong growth momentum and higher return for our shareholders.”

Fiscal Year 2011 Financial Results

For the full year of fiscal 2011, total revenue increased by 29.8% to RMB339.5 million ($51.9 million), from RMB261.5 million in the prior year.  The increase was largely attributable to the 24.9% increase in new subscribers to 56,518 and the expansion in the accumulated subscriber base to 185,830.  Processing fees and storage fees grew 26.0% and 46.7%, respectively.  Gross profit increased 33.9% to RMB262.2 million ($40.0 million) from RMB195.8 million in the prior year.  Operating income increased 27.4% to RMB123.8 million ($18.9 million) from RMB97.2 million in the prior year.  Net income attributable to shareholders was RMB91.7 million ($14.0 million) compared to RMB49.2 million in the prior year.  In fiscal 2011, basic earnings per ordinary share were RMB1.31 ($0.20).

Conference Call

The Company will hold a conference call at 8:00 a.m. ET on Monday, June 13, 2011 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session.  Interested parties may access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com.  A replay of the webcast will be accessible two hours after the presentation and available for three weeks at the same URL link above.  Listeners may also access the call by dialing 1-718-354-1231 or 1-866-519-4004 for US callers or +852-2475-0994 for Hong Kong callers, access code: 65722327.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest cord blood banking operator in China in terms of geographical coverage and is the only cord blood banking operator with multiple licenses.  Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today.  China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services.  For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC; changing legislation or regulatory environments in the PRC; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China,  as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the fourth quarter and fiscal 2011 were made at the noon buying rate of RMB6.5483 to $1.00 on March 31, 2011 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation
Ms. Joeling Law
Tel: (+852) 3605-8180
Email: ir@chinacordbloodcorp.com

ICR, Inc.
In New York: Ashley Ammon De Simone: 1-646-277-1227
In Beijing: Wen Lei Zheng: +86-10-6583-7510

Exhibit 1

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31, 2010 and 2011

	March 31,	March 31,
	2010	2011
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	280,835	611,387	93,366
Accounts receivable, less allowance for doubtful accounts (March 31, 2010: RMB8,016; March 31, 2011: RMB11,850)	61,349	77,402	11,820
Inventories	5,070	6,729	1,028
Prepaid expenses and other receivables	13,137	9,982	1,524
Deferred tax assets	3,443	5,373	821
Total current assets	363,834	710,873	108,559
Property, plant and equipment, net	250,491	250,348	38,231
Non-current prepayments	151,138	5,752	878
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2010: RMB9,181; March 31, 2011: RMB28,106)	176,874	240,952	36,796
Inventories	29,637	31,600	4,826
Intangible asset, net	26,297	134,412	20,526
Available-for-sale equity securities	48,475	52,733	8,053
Other investment	-	134,363	20,519
Deferred tax assets	288	2,565	392
Total assets	1,047,034	1,563,598	238,780

LIABILITIES
Current liabilities
Bank loan	45,000	45,000	6,872
Accounts payable	5,410	5,046	771
Accrued expenses and other payables	22,475	106,731	16,299
Deferred revenue	36,074	82,319	12,571
Amounts due to related parties	2,977	360	55
Income tax payable	4,098	11,156	1,704
Total current liabilities	116,034	250,612	38,272
Deferred revenue	93,155	162,668	24,841
Other non-current liabilities	15,978	30,036	4,587
Deferred tax liabilities	2,259	26,890	4,107
Total liabilities	227,426	470,206	71,807

EQUITY
Shareholders’ equity
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 66,743,693 shares and 75,406,875 shares issued and outstanding as of March 31, 2010 and 2011, respectively	46	52	8
Additional paid-in capital	719,329	910,316	139,016
Accumulated other comprehensive income/(loss)	2,221	(18,580)	(2,838)
Retained earnings	87,290	178,993	27,334
Total shareholders’ equity	808,886	1,070,781	163,520
Noncontrolling interests	10,722	22,611	3,453
Total equity	819,608	1,093,392	166,973
Total liabilities and equity	1,047,034	1,563,598	238,780

Exhibit 2

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months and Year Ended March 31, 2010 and 2011

	Three months ended March 31,			Year ended March 31,
	2010	2011		2010	2011
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share)

Revenues	70,806	94,671	14,457	261,536	339,532	51,850
Direct costs	(15,115)	(20,001)	(3,054)	(65,730)	(77,376)	(11,816)
Gross profit	55,691	74,670	11,403	195,806	262,156	40,034
Operating expenses
Research and development	(5,816)	(1,717)	(262)	(5,816)	(6,960)	(1,063)
Sales and marketing	(12,553)	(13,273)	(2,027)	(39,480)	(47,583)	(7,266)
General and administrative	(12,421)	(23,251)	(3,551)	(53,317)	(83,794)	(12,796)
Total operating expenses	(30,790)	(38,241)	(5,840)	(98,613)	(138,337)	(21,125)
Operating income	24,901	36,429	5,563	97,193	123,819	18,909
Other income, net
Interest income	1,365	2,694	411	6,411	9,065	1,384
Interest expense	(619)	(657)	(100)	(2,431)	(2,606)	(398)
Exchange (loss)/gain	(1,020)	(61)	(9)	(417)	486	74
Write-off of deferred reverse capitalization costs	-	-	-	(21,566)	-	-
Others	148	269	41	473	1,378	210
Total other (expense)/income, net	(126)	2,245	343	(17,530)	8,323	1,270
Income before income tax	24,775	38,674	5,906	79,663	132,142	20,179
Income tax expense	(7,199)	(10,867)	(1,660)	(24,770)	(33,929)	(5,181)
Net income	17,576	27,807	4,246	54,893	98,213	14,998
Income attributable to noncontrolling interests	(1,447)	(1,548)	(236)	(5,369)	(6,510)	(994)
Income attributable to redeemable noncontrolling interests	-	-	-	(347)	-	-
Net income attributable to shareholders	16,129	26,259	4,010	49,177	91,703	14,004

Net income per share:
Attributable to ordinary shares
-Basic	0.24	0.35	0.05	0.82	1.31	0.20
-Diluted	0.23	0.35	0.05	0.78	1.31	0.20